UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                       Boston Celtics Limited Partnership
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Limited Partnership Units
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   100576107
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                Paul E. Gaston
                              33 East 63rd Street
                           New York, New York 10021
                                (212) 644-3800
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                Not Applicable
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP NO.   100576107                                  Page 3 of 17 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Draycott, Inc.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                              (b)   [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


   NUMBER OF       7     SOLE VOTING POWER

     SHARES              1,320,000

  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY

      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING             1,320,000

     PERSON       10     SHARED DISPOSITIVE POWER

      WITH


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,320,000


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                       [ ]



13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.7%

14    TYPE OF REPORTING PERSON*

      CO


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLULDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                SCHEDULE 13D

CUSIP NO.   100576107                                  Page 4 of 17 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walcott Partners, L.P.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                              (b)   [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


   NUMBER OF       7     SOLE VOTING POWER

     SHARES              1,320,000

  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY

      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING             1,320,000

     PERSON       10     SHARED DISPOSITIVE POWER

      WITH


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,320,000


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                       [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.7%

14    TYPE OF REPORTING PERSON*

      PN


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLULDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                SCHEDULE 13D

CUSIP NO.   100576107                                  Page 5 of 17 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul E. Gaston


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                              (b)   [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


   NUMBER OF       7     SOLE VOTING POWER

     SHARES              1,811,886

  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY

      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING             1,811,886

     PERSON       10     SHARED DISPOSITIVE POWER

      WITH


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,811,886


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                       [X]

      1,000


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.7%

14    TYPE OF REPORTING PERSON*

      IN



                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLULDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


      This amends and restates the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Paul E. Gaston with respect to the Limited Partnership Units of Boston Celtics Limited Partnership. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 1.     Security and Issuer
            -------------------

            Limited Partnership Units ("Units")

            Boston  Celtics  Limited  Partnership  (the   "Partnership"),   151
            Merrimac Street, Boston, Massachusetts 02114


Item 2.     Identity and Background
            -----------------------

            (a)   Paul E. Gaston
            (b)   33 E. 63rd Street
                  New York, New York  10021
            (c) Director and Officer of Draycott, Inc., 33 E. 63rd Street, New York, New York 10021; Director and President of Brookwood Investments Inc., 33 E. 63rd Street, New York, New York 10021; Director of Celtics, Inc., Boston Celtics Corporation and Celtics Communications, Inc., 151 Merrimac Street, Boston, Massachusetts 02114
            (d)   None
            (e)   None
            (f)   U.S.A.

            Name:  Walcott Partners, L.P.
            Place of Organization:  Delaware
            Principal Business:  Investment Management
            Address of Principal Business and Principal Office:
            33 East 63rd Street, New York, New York 10021
            (d)   None
            (e)   None

            Name:  Draycott, Inc.
            Place of Organization:  Delaware
            Principal Business:  Investment Management
            Address of Principal Business and Principal Office:
            33 East 63rd Street, New York, New York 10021
            (d)   None
            (e)   None


Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            As reported in the Schedule 13D dated January 31, 1993, as filed February 10, 1993, the Units reported thereby were originally issued to Don F. Gaston, the father of Paul E. Gaston, on December 11, 1986 in exchange for his contribution to the Partnership of a certain undivided interest in the assets and liabilities of the Boston Celtics franchise of the National Basketball Association. On April 24, 1990, Don F. Gaston transferred 2,062,300 Units without consideration to himself and his wife and Paul E. Gaston's mother, Paula B. Gaston, as co-owners. On or about January 31, 1993, Don F. Gaston and Paula B. Gaston contributed 1,300,000 Units to Walcott Partners, L.P. Paul E. Gaston is the sole stockholder, sole director and sole officer of Draycott, Inc., the 1% corporate general partner of Walcott Partners, L.P. Paul E. Gaston also owns a 14% limited partnership interest in Walcott Partners, L.P. and Paul
E. Gaston is the co-trustee of a trust for the benefit of, among others, his children which owns a 10% limited partnership interest in Walcott Partners, L.P.

            Item 3 of the Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

            On February 5, 1996, Don F. Gaston and Paula B. Gaston, as co-owners, contributed 20,000 Units to Walcott Partners, L.P. As a result, Walcott Partners, L.P. owns an aggregate of 1,320,000 Units.

            On or about October 1, 1996, Paul E. Gaston was issued 234,886 Restricted Units which contain significant restrictions as to vesting and transferability. Mr. Gaston elected to receive these Restricted Units in lieu of a $3,658,363 cash incentive compensation payment to which he was entitled. Based upon a written report received from an independent employee benefits consultant, a Committee of the Board of Directors of Celtics, Inc. (the General Partner of the Partnership) authorized and approved the award of these Restricted Units to Paul E. Gaston at a discount from the closing price for the Units of the Partnership on the New York Stock Exchange on June 28, 1996. These Restricted Units were deemed to have been issued to Mr. Gaston as of June 28, 1996.

            On April 25, 1996, Paul E. Gaston purchased 1,000 Units in the open market at a price of $23.98 per Unit.

            On April 22, 1996, Paul E. Gaston, as custodian for each of his 3 minor children under the Uniform Gift to Minors Act, purchased 1,000 Units each for his 3 minor children (an aggregate of 3,000 Units) in the open market at a price of $23.46 per Unit. On the same date, Dana Halsey Gaston, the wife of Paul E. Gaston, purchased 1,000 Units in the open market at a price of $23.46 per Unit. With respect to the Units purchased by his wife, Mr. Gaston has neither sole nor shares voting or investment authority and specifically disclaims beneficial ownership of those Units.

            On February 11, 1994, Paul E. Gaston, as custodian for each of his 3 minor children under the Uniform Gift to Minors Act, purchased 1,000 Units each for his 3 minor children (an aggregate of 3,000 Units) in the open market at a price of $20.81 per Unit.

            The funds used to purchase the Units described above which were acquired by means of open market purchases consisted of personal funds of the individuals who either made the purchase or on whose behalf the purchase was made.


Item 4.     Purpose of Transaction
            ----------------------

            The transfer of Units from Don F. Gaston and Paula B. Gaston to Walcott Partners, L.P. reported in Schedule 13D as originally filed was undertaken in connection with a restructuring of certain of the businesses owned or operated by or for the benefit of the Gaston family.

            Filed as an exhibit thereto and incorporated herein by reference is a Merger Agreement dated as of December 8, 1992 (the "Merger Agreement") among Boston Celtics Communications Limited Partnership ("BCCLP"), the Partnership, BCCLP Holding Corporation ("Holdings"), a newly formed corporation wholly owned by the Partnership, and BCCLP Acquisition Limited Partnership ("Acquisition"), a newly formed Delaware limited partnership in which the 99% limited partnership interest is held by Holdings and the 1% general partnership interest is held by Celtics Communications, Inc., which also serves as the general partner of BCCLP ("CCI" or the "BCCLP General Partner").

            Pursuant to the Merger Agreement, Acquisition was merged with and into BCCLP (the "Merger") and BCCLP became the surviving partnership. Upon the consummation of the Merger, (i) holders of the 5,935,000 issued and outstanding limited partnership units in BCCLP ("BCCLP Units") were entitled to receive $2.40 per unit in cash, without interest (the "Merger Price"), (ii) the 99% limited partnership interest in Acquisition held by the Partnership, through Holdings, was converted into a 99% limited partnership interest in BCCLP and
(iii) the BCCLP General Partner continued to hold the 1% general partnership interest in BCCLP. Accordingly, after the Merger, BCCLP was owned 99% by the Partnership, through its corporate subsidiary Holdings, and 1% by the BCCLP General Partner.

            Upon consummation of the Merger, the 99% limited partnership interest in BCCLP came to be held indirectly by the Partnership, in which Don
F. Gaston, Alan N. Cohen and Paul R. Dupee, Jr. (the "Principal Partnership Unitholders") and certain of their affiliates in turn held approximately 56.4% of the partnership interests, and the 1% general partnership interest in BCCLP continued to be held by BCCLP General Partner, which was wholly owned by the Principal Partnership Unitholders or their affiliates. Accordingly, the
Principal Partnership Unitholders held an indirect interest in BCCLP equal to approximately 57.4% following the Merger.

            The BCCLP Units were registered under the Exchange Act. Upon consummation of the Merger, such registration was intended to be terminated upon application of BCCLP to the Securities and Exchange Commission (the "Commission"). Termination of registration of the BCCLP Units under the Exchange Act would relieve BCCLP of the obligations theretofore imposed on it to prepare and file financial statements and other reports under the Exchange Act and to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act. In addition, BCCLP's officers, directors and Unitholders owning 10% or more of the BCCLP Units would be relieved of the reporting requirements and "short swing" trading liability under Section 16 of the Exchange Act. BCCLP indicated that it intended to apply for termination of registration under the Exchange Act as soon as practicable after the Merger.

            The Board of Directors of both Celtics, Inc., the corporate general partner of the partnership, and CCI voted to approve the Merger Agreement, subject to certain conditions. Paul E. Gaston is a director of Celtics, Inc. and Celtics Communications, Inc. as well as Boston Celtics Corporation and BCCLP Holding Corporation.

            Item 4 of the Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

            The Units and/or Restricted Units, as the case may be, acquired by Walcott Partners, L.P., Paul E. Gaston (individually and as custodian for his 3 minor children under the Uniform Gift to Minors Act) and Dana Halsey Gaston were acquired for investment purposes.


Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) As the general partner of Walcott Partners, L.P., Draycott, Inc. may be deemed to be the beneficial owner of certain of the Units owned by Walcott Partners, L.P. As the sole stockholder, sole director and sole officer of Draycott, Inc., the general partner of Walcott Partners, L.P., and as a limited partner and the co-trustee of a trust for the benefit of his children which is a limited partner of Walcott Partners, L.P., Paul E. Gaston may be deemed to be the beneficial owner of certain of the Units held by Walcott Partners, L.P. Walcott Partners L.P. owns 1,320,000 Units, representing approximately 25.7% of the outstanding Units. This report shall not be deemed an admission for purposes of Section 13, or otherwise that Paul E. Gaston and Draycott, Inc. are each beneficial owners of the Units owned by Walcott Partners, L.P.

            In addition, Mr. Gaston beneficially owns an additional 491,886 Units, representing approximately 8.3% of the outstanding Units, comprised of an option to acquire 250,000 Units (for additional information pertaining to this option see the first paragraph of Item 6 as amended below), 234,886 Restricted Units (containing significant restrictions as to vesting and transferability) owned by him individually, 1,000 Units also owned by him individually, and 6,000 Units which he holds as custodian for each of his minor children under the Uniform Gift to Minors Act.

            Accordingly,  Mr.  Gaston  may be  deemed  to  beneficially  own an
aggregate  of  1,811,886  Units,   representing   approximately  33.7%  of  the
outstanding Units.

            (b) As the sole stockholder, officer and director of Draycott, Inc., the corporate general partner of Walcott Partners, L.P., Paul E. Gaston, through Draycott, Inc., has the sole voting and dispositive power with respect to the Units owned by Walcott Partners, L.P.

            (c) On or about January 31, 1993, Don F. Gaston and Paula B. Gaston contributed 1,300,000 Units to Walcott Partners, L.P.

            (d)   None

            (e)   Not applicable.


Item 6.     Contracts,  Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer
            -------------------------------------------------------------------

            On December 31, 1993, the Partnership granted an option to Paul E. Gaston to acquire 250,000 Units at a price of $16.25 per Unit, less all cash distributions per Unit made by the Partnership from July 31, 1993 to the date of exercise. The option for these 250,000 Units became exercisable in installments as follows:


                                                      Aggregate Amount of
                       Period                         Option Exercisable
                       ------                         -------------------

          June 30, 1994 - June 29, 1995                        1%

          June 30, 1995 - June 29, 1996                       60%

          June 30, 1996 - June 29, 1997                       80%

          June 30, 1997 - December 31, 2003                  100%

This option expires 10 years from the date of grant. In addition to exercising the right to purchase Units pursuant to the option, Mr. Gaston may exercise a Unit Appreciation Right, entitling him to receive an amount equal to the excess of the fair market value of a Unit, determined on the date of exercise, over the exercise price of the related option on the date the Unit Appreciation Right was granted, in which event options for an equivalent number of Units will be canceled. In the sole discretion of the General Partner of the Partnership, payments of amounts payable pursuant to Unit Appreciation Rights may be made solely in Units, solely in cash, or in a combination of cash and Units. A copy of the Unit Option Dated December 31, 1993 To Purchase Units Of Boston Celtics Limited Partnership between Mr. Gaston and the Partnership is attached hereto as Exhibit 3 and is specifically incorporated herein by reference.

            On August 30, 1995, the Partnership redeemed an aggregate of 758,444 Units beneficially owned by Alan Cohen and his son and daughter and, in addition, the interest of Alan Cohen in Celtics, Inc., which is the sole General Partner of the Partnership, was acquired by Walcott Partners, L.P. The Units acquired by the Partnership from Alan Cohen and his son and daughter have been classified as treasury Units. In addition, Alan Cohen resigned as an officer and director of Celtics, Inc.

            The Partnership and Mr. Gaston entered into a letter agreement dated June 28, 1996 pursuant to which Mr. Gaston was permitted to elect to acquire Restricted Units of the Partnership, containing significant restrictions as to vesting (continuous employment with the Partnership or its subsidiaries or affiliates for 10 years) and transferability (no sale, assignment, transfer, pledge, hypothecation, etc. for 10 years, except under certain limited circumstances), as set forth therein, in lieu of a $3,658,363 cash incentive compensation payment which Mr. Gaston was entitled to receive. By means of a letter dated June 28, 1996, Mr. Gaston exercised his right to receive Restricted Units in lieu of the cash incentive compensation payment to which he was entitled. (See Item 3 as amended above). The letter agreement provides that during the term thereof, Mr. Gaston (as holder of the Restricted Units) shall have all of the rights of a holder of Units, including the right to vote and receive distributions. The letter agreement also provides that in the event of his death or a "Change of Control" (as defined therein) of the Partnership, Mr. Gaston (or his authorized designees) shall have the right to sell all or a portion of the Restricted Units to the Partnership on the terms and conditions set forth in the letter agreement. The letter agreement and Mr. Gaston's letter dated June 28, 1996 exercising his rights thereunder are attached hereto as Exhibits 4 and 5 and are specifically incorporated herein by reference.

            On November 30, 1996, the Partnership through its indirect wholly owned subsidiary, Celtics Capital Corporation, acquired an aggregate of 780,000 Units beneficially owned by Paul R. Dupee, Jr. and an entity which is an affiliate of Mr. Dupee and, in addition, the interest of Paul R. Dupee, Jr. in Celtics, Inc., the sole General Partner of the Partnership, was acquired by Walcott Partners, L.P. The Units acquired by Celtics Capital Corporation from Mr. Dupee and his affiliate have been classified as treasury Units. In addition, Paul R. Dupee, Jr. resigned as an officer and director of Celtics, Inc.

            As a result of the transaction described above, Walcott Partners, L.P. owns 100% of Celtics, Inc., the sole General Partner of the Partnership. Paul E. Gaston is the Chairman of the Board and a Director of Celtics, Inc. Mr. Gaston is also the sole stockholder, sole director and sole officer of Draycott, Inc., which is the general partner of Walcott Partners, L.P.


Item 7.     Material to be Filed as Exhibits
            --------------------------------

            1. Merger Agreement dated as of December 8, 1992 among Boston Celtics Communications Limited Partnership, Boston Celtics Limited Partnership, BCCLP Holding Corporation and BCCLP Acquisition Limited Partnership.*

            2.    Agreement  dated as of February  10, 1993 by and between Paul
E. Gaston, Walcott Partners,  L.P. and Draycott, Inc. relating to the filing of
Schedule 13D.*

            3. Unit Option Dated December 31, 1993 To Purchase Units of Boston Celtics Limited Partnership**

            4. Letter Agreement Dated June 28, 1996 Between Paul E. Gaston and Boston Celtics Limited Partnership**

            5.    Letter  Dated June 28,  1996 from Paul E.  Gaston to Celtics,
Inc.,  in  Its  Capacity  as  General   Partner  of  Boston   Celtics   Limited
Partnership**

-------------------
* Incorporated by reference to Schedule 13D dated January 31, 1993, as filed February 10, 1993.

**    Filed herewith.



            Signatures
            ----------

            After reasonable inquiry and to the best of our knowledge and belief, the individual and each entity set forth below certifies that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the individual and the entities set forth below agree that this statement on Schedule 13D is filed on behalf of each of them with respect to their interest in the Units.


                                        /s/ PAUL E. GASTON
                                        ---------------------------------------
                                        Paul E. Gaston


                                        WALCOTT PARTNERS, L.P.

                                        By: DRAYCOTT, INC., its general partner


                                        By: /s/  PAUL E. GASTON
                                            -----------------------------------
                                            Paul E. Gaston, President


                                        DRAYCOTT, INC.


                                        By: /s/ PAUL E. GASTON
                                            -----------------------------------
                                            Paul E. Gaston, President


Date:  May 30, 1997


                                                                      Exhibit 3


                                  UNIT OPTION
                               (Non-Assignable)


Dated:  December 31, 1993


                              TO PURCHASE UNITS OF
                      BOSTON CELTICS LIMITED PARTNERSHIP


      THIS CERTIFIES THAT Paul E. Gaston ("Holder") is hereby granted the option ("Unit Option") to purchase 250,000 units ("Units") representing assignments of beneficial ownership of limited partnership interests in the Boston Celtics Limited Partnership (the "Partnership") at the exercise price (the "Exercise Price') of $16.25 per Unit less all cash distributions in respect of a Unit distributed by the Partnership after July 1, 1993, upon and subject to the following terms and conditions:

      1.    Definitions.
            ------------

            (a)   "Act" means the Securities Exchange Act of 1934, as amended.

            (b) "Employee" means a full-time or part-time employee of the General Partner or the Partnership or a consultant of the Partnership or the General Partner.

            (c) "Fair Market Value" shall mean the average of the high and low prices of Units as quoted on the New York Stock Exchange or the principal securities exchange on which Units are listed or admitted for trading on the date as of which fair market value is to be determined or, if there is no trading of Units on such date, the average of the high and low prices of Units on the next preceding date on which there was trading in such Units.

            (d) "General Partner" means Celtics, Inc., or its then current replacement as the general partner of the Partnership.

            (e) "Permanent Disability" means a mental or physical disability of an Employee that renders such Employee, in the reasonable opinion of the General Partner, unable to effectively perform the duties for which he was hired for a substantially continuous period of at least 180 days.

            (f) "Publicly Traded" shall mean, with regard to Units, when such shares are listed or admitted to unlisted trading privileges on a national securities exchange or sales or bid and offer quotations therefor are reported in the automated quotation system operated by the National Association of Securities Dealers, Inc.

            (g) "Unit Appreciation Right" means the right to receive an amount equal to the excess of the Fair Market Value of a Unit (as determined on the date of exercise) over the Exercise Price of the related Unit Option, as the case may be, on the date the Unit Appreciation Right was granted.

            (h)   "Unit Option" means an option to acquire Units.

      2. Expiration Date. This Unit Option shall expire ten years from the date written above unless terminated sooner as provided herein. To the extent that this Unit Option shall not have been exercised in full prior to its expiration or termination, whichever shall be sooner, it shall thereupon expire and become void and of no effect.

      3. Transferability of Unit Option. This Unit Option and all rights hereunder shall be non-assignable and non-transferable, except to the extent that the estate of the Holder in the event of his death may be permitted to exercise it as set forth herein.

      4.    Number  of  Units  Optioned  and  Dates  the  Unit  Option  May  be
Exercised. While in effect, this Unit Option shall entitle the Holder to acquire a total of 250,000 Units. Subject to the provisions for termination and acceleration herein provided, this Unit Option shall be exercisable on or after June 30, 1994 in installments as follows:


                                                       Aggregate Amount of
                      Time Period                      Option Exercisable
                      -----------                      -------------------

            June 30, 1994 - June 29, 1995                        1%

            June 30, 1995 - June 29, 1996                       60%

            June 30, 1996 - June 29, 1997                       80%

            June 30, 1997 until termination                    100%


      5. Terms and Conditions of Unit Option. This Unit Option may be exercised by the Holder giving written notice of exercise to the General Partner at least four (4) business days prior to the date of exercise, specifying in such notice the date of exercise, the number of Units to be purchased and the total purchase price. Upon the exercise of a Unit Option the purchase price will be payable in full in cash or by assigning and delivering to the Partnership Units or a combination of cash and such Units equal to the purchase price; provided, however that the holder of the Unit Option may not so assign and deliver Units acquired pursuant to the exercise of a Unit Option or a Unit Appreciation Right under this Agreement or any other Unit plan of the Partnership unless:

            (a)   the Units are Publicly Traded (as hereinafter defined); and

            (b) the Holder has beneficially owned such Units for at least six months.

Any Units so assigned and delivered to the Partnership in payment or partial payment of a purchase price will be valued at the Fair Market Value on the exercise date. Payment of the purchase price shall be made at the time the notice of exercise is delivered to the Partnership.

      6. Terms and Conditions of Unit Appreciation Rights. In addition to exercising the right to purchase Units pursuant to this Unit Option, a holder may exercise a Unit Appreciation Right as to each Unit subject to this Unit Option. Unit Appreciation Rights shall be exercised in accordance with the following provisions:

            (a) No Unit Appreciation Right may be exercised unless the Units are then Publicly Traded.

            (b) The exercise of a Unit Appreciation Right shall result in the cancellation of the Unit Option to which it relates with respect to the same number of Units as to which the Unit Appreciation Right was exercised.

            (c) Each Unit Appreciation Right granted hereby is exercisable or transferable only to the extent that the related Unit Option is exercisable or transferable and shall be exercisable in accordance with the notice procedures specified in Section 4 above.

            (d) Upon the exercise of a Unit Appreciation Right related to a Unit Option, the Holder will be entitled to receive payment of an amount determined by multiplying: (i) the difference obtained by subtracting the Exercise Price of a Unit from the Fair Market Value of a Unit on the date of exercise of such Unit Appreciation Right, by (ii) the number of Units as to which such Unit Appreciation Right is exercised.

            (e) Payment by the Partnership of the amount determined under subsection (d) above may be made solely in whole Units valued at the Fair Market Value on the date of exercise of the Unit Appreciation Right, or solely in cash, or in a combination of cash and Units. The right to satisfy Unit Appreciation Rights solely in Units, solely in cash or in a combination of cash and Units is in the sole discretion of the General Partner. If the General Partner decides to make full payment in Units and the amount payable results in a fractional Unit, payment for the fractional Unit shall be made in cash.

            (f) Neither a Unit Appreciation Right, nor a Unit Option granted in connection with a Unit Appreciation Right, granted to a person subject to Section 16(b) of the Act may be exercised before six months after the date of grant, except as provided in Section 9(b)(ii).

      7.    Adjustment Provision.
            ---------------------

            (a) If the Units shall be distributed to Unitholders in a pro-rata distribution or split up, converted, exchanged, reclassified, or in any way substituted for, an appropriate and proportionate adjustment will be made in the maximum number and Units provided in this Unit Option or the Exercise Price for each Unit that is the subject to this Unit Option, without changing the aggregate economic value of the outstanding Units subject to this Unit Option.

            (b) Upon dissolution or liquidation of the Partnership or upon a reorganization, merger, or consolidation of the Partnership with one or more entities as a result of which the Partnership is not the surviving entity or upon the sale of all or substantially all the property of the Partnership, the General Partner may determine that all Unit Options then outstanding under this Agreement will be fully vested and exercisable and all restrictions will immediately cease, unless provisions are made in connection with such transaction for the continuance of this Unit Option and the assumption or the substitution for such Unit Option of new incentive awards covering the partnership interests or stock of a successor employer, with appropriate adjustments as to the number and kind of partnership interests or shares and prices.

            (c) The adjustments in paragraphs (a) and (b) above will be made by the General Partner, whose determination as to what adjustments will be made and the extent thereof will be final, binding, and conclusive. No fractional interest will be issued under this Unit Option on account of any such adjustments.

      8.    General Provisions.
            -------------------

            (a) Nothing in this Unit Option or in any instrument executed pursuant to this Unit Option will confer upon the Holder any right to continue as an employee or affect the right of the Partnership to terminate the services of the Holder at any time with or without cause.

            (b) No Units will be issued or transferred pursuant to this Option unless and until all then applicable requirements imposed by federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any stock exchanges upon which the Units may be listed, have been fully met including, but not limited to, the right to require the Holder to convert a proposed purchase of Units pursuant to an exercise of a Unit Option into an exercise of a Unit Appreciation Right. As a condition precedent to the issuance of Units pursuant to the grant or exercise of this Option, the Partnership may require the Holder to take any reasonable action to meet such requirements.

            (c) Neither the Holder nor any beneficiary or other person claiming under or through such Holder will have any right, title or interest in or to any Units allocated or reserved under this Unit Option except as to such Units, if any, that have been issued or transferred to such Holder.

            (d) The Partnership may make such provisions it deems appropriate to provide for withholding any taxes the General Partner determines it is required to withhold in connection with this Unit Option.

            (e) This Unit Option is not assignable or subject to any encumbrance, pledge, or charge of any nature except that a beneficiary may be designated with respect to this Unit
                  Option in the event of death of the Holder. If such beneficiary is the executor or administrator of the estate of the Holder, any rights with respect to this Option may be transferred to the person or persons or entity (including a trust) entitled thereto under the will of the Holder.

            (f) This Unit Option shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles.

      9.    Amendment and Termination.
            --------------------------

            (a) The Partnership may not, without the consent of a Holder, modify the terms and condition of this Unit Option.

            (b) Except as set forth in Subsection (c) below, this Unit Option will expire immediately if the Holder is no longer an Employee, except as follows:

                  (i) If the Holder ceases to be an Employee other than (A) for cause, of which the General Partner will be the sole judge, or (B) the Holder's death or Permanent Disability, the Unit Option will expire three months thereafter unless by its terms it expires sooner. During this period, this Unit Option may be exercised in accordance with its terms, but only to the extent exercisable on the date the Holder is no longer an Employee.

                  (ii) If the Holder dies or becomes subject to a Permanent Disability while serving as an Employee, this Unit Option will become fully exercisable and will expire one year after the date of death or Permanent Disability unless by the terms herein provided it expires sooner. If the Unit Holder dies or becomes subject to a Permanent Disability within the three months referred to in subparagraph (i) above, this Unit Option will, in the case of the Holder's retirement, expire upon the later of one year after retirement or one year after the date of death, or, in all other cases, three months after the date of death or Permanent Disability, unless by the terms herein provided it expires sooner.

      IN WITNESS WHEREOF, the undersigned officer of the General Partner thereunto duly authorized, has executed this certificate as of the day and year first above written.


                                       BOSTON CELTICS LIMITED PARTNERSHIP

                                       By: CELTICS, INC., its general partner


                                       By:  /s/ Thomas M. Bartlett, Jr.
                                            -----------------------------------


                                                                      Exhibit 4



                                          June 28, 1996


Mr. Paul E. Gaston
274 Round Hill Road
Greenwich, Connecticut  06831

Dear Paul:

      The purpose of this letter is to permit you to elect a modification to the annual incentive payments to be made to you by Boston Celtics Limited Partnership ("BCLP") pursuant to the authorization of the Board of Directors of Celtics, Inc. at a meeting held on August 3, 1993. The modification, as set forth below, has been reviewed and approved by the Audit Committee of the Board of Celtics, Inc. in accordance with the BCLP Partnership Agreement. The modification is as set forth below.

      Election to Acquire Restricted Units. At your request, and with the approval of the Audit Committee of the Board of Directors of Celtics, Inc., you may elect to acquire units representing assignments of beneficial ownership of limited partnership interests of BCLP subject to restrictions as set forth herein (the "Restricted Units") at a price equal to the closing price of the units representing assignments of beneficial ownership of limited partnership interests of BCLP (the "Units") on the New York Stock Exchange on the date hereof, subject to a discount from such price in an amount to be determined in consultation with an employee benefits consultant to be engaged by the Audit Committee, on the following terms and conditions:

      (i) Restrictions. All Restricted Units granted hereunder shall be subject to the following restrictions:

            (a) a required period of continued employment with BCLP, or any of its subsidiaries or affiliates (the "Company"), of ten
                  (10) years from the date of this letter, prior to the vesting of the Restricted Units;

            (b) except for any transfer by Paul E. Gaston to any partnership of which he is the general partner, a prohibition against the sale, assignment, transfer, pledge, hypothecation or other encumbrance of the Restricted Units for a period of ten (10) years from the date of this letter;

            (c) a requirement that all such Restricted Units be forfeited in the event of termination of your employment during any period in which such Restricted Units are subject to restrictions; and

            (d) a prohibition against your employment by any competitor of the Company and against your dissemination of any secret or
                  confidential   information   belonging  to  the   Company.

                  All restrictions on Restricted Units awarded pursuant hereto shall expire at such time or times as herein provided.

      (ii) Registration of Restricted Units. Restricted Units awarded pursuant hereto shall be registered in your name and, if such Restricted Units are certificated, shall be deposited with the Company.

      (iii) Rights of Holder of Restricted Units. Subject to the terms and conditions hereof, during any period in which Restricted Units are subject to forfeiture or restrictions on transfer, you shall have all of the rights of a holder of Units with respect to such Restricted Units, including the right to vote such Restricted Units and the right to receive all distributions paid with respect to Units on the same basis as if the Restricted Units were deemed to be Units. Any securities distributed with respect to Restricted Units shall be restricted to the same extent and subject to the same terms and conditions as the Restricted Units to which they are attributable.

      (iv) Lapse of Restrictions. Subject to the terms and conditions hereof, at the end of the time period during which the Restricted Units are subject to forfeiture or restrictions on transfer, such Restricted Units will be delivered free of all restrictions to you (or to your legal representative, beneficiary or heir).

      (v)   Death; Change In Control

            (a) Notwithstanding any provision hereof to the contrary, in the event of your death or in the event of a Change in Control you, or your estate, the beneficiaries thereof, or the authorized legal representative of your estate or the beneficiaries thereof, as the case may be, for a period of five (5) years from and after the date of your death or a Change in Control (as the case may be), shall have the right to sell all or a portion of the Restricted Units granted hereunder to BCLP at a price and on such other terms to be determined by the Audit Committee, based upon advice received from an investment banking firm or financial advisor specifically retained by the Audit Committee for such purpose. You or the authorized legal representative of your estate or the beneficiaries thereof shall notify the Executive Vice President and Chief Financial Officer of Celtics, Inc. in writing of any election to sell Restricted Units granted hereunder to BCLP. It is specifically agreed that, in determining the price at which any Restricted Units granted hereunder are to be sold to BCLP: (1) The value of such Restricted Units is to be determined as of the date of the written notice of any election to sell such Restricted Units. (2) Such Restricted Units are (x) no longer subject to any of the restrictions set forth herein; (y) shall be deemed to be freely tradable and not subject to any restrictions with respect to resale which may be imposed by Rule 144 promulgated under the Securities Act of 1933, as amended, or otherwise; and (z) shall not be subject to the application of any block, blockage or similar discount.


            (b) For purposes hereof, a "Change in Control" shall have occurred if:

                  (1) any "Person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than BCLP and any partnership or corporation owned, directly or indirectly, by the security holders of BCLP in substantially the same proportions as their ownership of securities of BCLP) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
                        Act), directly or indirectly, of securities of BCLP representing 50% or more of the combined voting power of BCLP's then outstanding securities;

                  (2)   the  security  holders  of BCLP  approve  a  merger  or
                        consolidation of BCLP with any other corporation or partnership, other than (A) a merger or consolidation which would result in the voting securities of BCLP outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 60% of the combined voting power of the voting securities of BCLP or such surviving entity outstanding immediately after such merger or consolidation, (B) a recapitalization or restructuring of BCLP (or any transaction having a similar effect), or (C) a merger or consolidation effected to implement a recapitalization or restructuring of BCLP (or similar transaction); or

                  (3) the security holders of BCLP approve a plan of complete liquidation of BCLP or an agreement for the sale or disposition by BCLP of all or substantially all of BCLP's assets (or any transaction having a similar effect).

In order to elect the foregoing option with respect to your annual incentive payment which will entitle you to receive Restricted Units in lieu of cash as provided herein, you must return an executed counterpart hereof to the undersigned by telecopy at (617) 720-7833 on or before June 30, 1996.

                                       BOSTON CELTICS LIMITED PARTNERSHIP

                                       By: CELTICS, INC., its General Partner


                                       By:  /s/ Richard G. Pond
                                            -----------------------------------
                                                Richard G. Pond
                                                Executive Vice President,
                                                 Chief Financial Officer,
                                                 Secretary and Treasurer


AGREED TO AND ACCEPTED ON
THIS 28TH DAY OF JUNE 1996


By:  /s/ Paul E. Gaston
     --------------------------------
         Paul E. Gaston


                                                                      Exhibit 5


                       Boston Celtics Limited Partnership
                              33 East 63rd Street
                           New York, New York 10021
                                (212) 644-3800


June 28, 1996


Celtics, Inc.
c/o Boston Celtics Limited Partnership
151 Merrimac Street
Boston, MA  02114

Attn:  Audit Committee

Gentlemen:

Apropos of that certain letter agreement dated June 28, 1996 between me and Celtics, Inc., in its capacity as general partner of Boston Celtics Limited Partnership ("BCLP"), pertaining to my ability to elect to receive Restricted Units of Boston Celtics Limited Partnership in lieu of cash with respect to annual incentive payments to be made to me by BCLP, the purpose of this letter is to advise you that, with respect to BCLP's fiscal year ending on June 30, 1996, I hereby elect to acquire Restricted Units of BCLP, as provided in the June 28, 1996 letter agreement and on the terms set forth therein, in lieu of any cash payment which I am entitled to receive.


Very truly yours,

/s/ Paul E. Gaston

Paul E. Gaston

cc: Richard G. Pond